

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 28, 2010

Carmine T. Oliva
Chairman of the Board and Chief Executive Officer
EMRISE Corporation
611 Industrial Way
Eatontown, NJ 07724

> **Re:** **EMRISE Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 18, 2010**
> **File No. 001-10346**

Dear Mr. Oliva:

We have completed our limited review of your filings and do not have any further comments at this time. If you have any questions please contact Allicia Lam at (202) 551-3316.

Sincerely,

Russell Mancuso
Branch Chief

cc (by facsimile):   Jennifer L. Miller
                      Ballard Spahr LLP